LALA GARDENS COOPERATIVE LCA PBC BYLAWS

ARTICLE 1. ABOUT THE COOPERATIVE

1.1 *Mission*
The mission of LaLa Gardens Cooperative ("LaLa Gardens" or "Cooperative") is to steward a community-owned regenerative garden, community residence and learning center that is a fractal of an ecosystem supporting regenerative development.

The garden features regenerative farming and gardening courses, and is a pilot project for community ownership, governance, economy and culture that is based on a Declaration of Interdependence and, in part, will utilize a regenerative currency and ecosystem. It is reflective of hyperlocal systems of partnerism, membership, gifting, trade and other forms of mutual support. It is developing models for applying NFTs to regenerative real estate, education, marketplaces, art, culture and re-sci as a model for any neighborhood.

1.2 *Legal Name and Organization*
The name of this cooperative is the LaLa Gardens Cooperative LCA PBC ("**Cooperative**"), organized under the laws of the State of Colorado, the "Colorado Uniform Limited Cooperative Association Act" (CULCAA), codified as Article 58 of Title 7, Colorado Revised Statutes (CRS). The Cooperative is organized on a stock, membership basis. All of the operations of the Cooperative shall be on a cooperative basis and for the mutual benefit of its members and the public benefit. Its offices will be in locations determined by the Board of Directors and its headquarters will be in the address publicly filed in Fort Collins, Colorado.

1.3 *Anchoring Principles and Values*
The Cooperative operates according to anchoring principles and values in making decisions. The Board may amend the anchoring principles. While not all principles can be maximized in every decision, the Board of directors will refer to these principles in decisions.

Guiding Principles

1. The Cooperative values and rewards caring for one another, nature, and our collective future; giving visibility to the natural process of stewarding a regenerative place, implementing and catalyzing cultural shifts towards thrivability applicable at each time, place and condition.
2. Declaration of Interdependence.
3. Partnerism.
4. Regenerative development principles established by the Regenerative Living Institute.

Values
1. Interdependence: We declare ourselves Stewards of the domain in which we are in any given moment, place or time, inclusive of the land, soil and supported living systems. We are, of the body We inhabit, of the communities in which We are responsive, in support of a New Natural republic of interconnected Stewardships.
2. Partnerism: Partnerism is an economic and cultural system based on nature and caring, as an alternative to domination culture, with an emphasis on a social system

1

based on equality of women and men. We, as allies of the partnerism movement, strive to recognize the economic value of care and adequately reward it in both the market and non-market sectors.

3. Regenerative development: We acknowledge that all living systems are regenerative at their core, moving through cycles that manifest new and higher levels of life and complexity. For any project or system we are acting in, no matter how large or small, we can refer to Regenerative Development Principles and Core Characteristics of Regenerative Living Systems to guide us in aligning human consciousness and action with life's principles.

ARTICLE 2. REGISTERED AGENTS, FILING AND ANNUAL REPORTS

2.1 Registered agent and service of process
The Cooperative shall have a registered agent. Any change or resignation of the registered agent and service of process shall follow Part 7 of article 90 of Title 7 Colorado Revised Statutes.

2.2 Annual reports
The Cooperative shall deliver to the secretary of state, a periodic report pursuant to Part 5 of article 90 of Title 7 Colorado Revised Statutes. The Cooperative shall deliver its first periodic report to the secretary of state, no later than the last day of the second calendar month following the first anniversary of the calendar month in which the Cooperative's constituent filed document (June 28th).

ARTICLE 3. INITIAL ARTICLES AND BYLAWS
3.1 The Cooperative has been formed by three organizers who delivered articles of organization to the Colorado secretary of state for filing. The organizers shall designate the initial directors and call a meeting of the initial directors to adopt initial bylaws and carry on any other business necessary or proper to complete the organization of the association pursuant to CULCAA 7-58-304.

ARTICLE 4. AMENDMENT OF BYLAWS

4.1 The Cooperative may amend its articles and bylaws under CULCAA part 4 for any lawful purpose. In addition, the initial board of directors may amend the bylaws under CULCAA 7-58-304. After the initial bylaws are ratified by the members, any amendment of the bylaws that alters member voting rights for a class of members or member capital, merger, disposition of all or substantially all of the assets of the corporation, or dissolution, requires approval by the class members that are eligible to vote on that matter, to the extent required by these bylaws and the applicable laws. Notice shall be given for the meeting in the manner required by law.

ARTICLE 5. MEMBERS

5.1 *Nondiscrimination*
The Cooperative shall not discriminate in its membership on social or political grounds, or on the basis of race, creed, age, gender, disability, sexual preference or marital status.

5.2 *Membership Classes and Qualifications*[1]

All members must support the Cooperative's mission and commitment to its anchoring principles and values, and meet the eligibility requirements specified for a given membership class in order to be a member in good standing. Each transaction between the Cooperative and each member shall be subject to and include each provision of the Articles of Incorporation and these bylaws, whether or not expressly stated as part of that transaction. A person becomes a member as provided in these bylaws; as the result of a merger or conversion under part 16 of CULCAA; or with the consent of all the members.

Each member of any class shall have equal rights with all members of that class. Each "non-natural" (corporate) member shall designate a "natural" (human) person as its representative to the Cooperative. The designation will be in writing, on corporate letterhead, and kept on file with the Cooperative.

The Cooperative shall have at least three classes of membership, as described below, and all classes of membership may be referred to herein as "*Members*." Classes S and C members may also be referred to herein as "*Patron-Members*."

LaLa Gardens Cooperative LCA PBC Membership Classes		
Community Member (C class)	Any supporter that purchases a share of Class C common stock.	Voting
Steward Member (S class)	Any supporter that purchases shares of Class S common stock.	Voting
Allies (A class)	Financial contributor, donor or lender.	Non-voting

5.2.1 Class C Patron-Member (Voting) (also referred to as "*Community Owner(s) or Community Member(s)*" or a "*Class C Member*").

Any patron may apply for admission to the Cooperative as a Class C Member, and shall meet and maintain the following eligibility requirements to be in good standing:
1. Purchase a share of Class C common voting stock in the Cooperative at the price set by the Board (the "*Class C Membership Share*");
2. Sign and keep up to date a Class C membership agreement;
3. Undertake patronage responsibilities and privileges described in the membership agreement, these bylaws, or policies adopted by the Board from time to time;
4. Timely pay any annual membership fees imposed by the Board of Directors;and
5. If not a natural person, designate a natural person over the age of eighteen (18) to be the agent and representative of the Class C member for all purposes relating to membership in the Cooperative.

5.3.2 Class S Patron-Member (Voting) (also referred to as "*Steward Owner(s) or Steward Member(s)*" or a "*Class S Member*"). Any patron may apply for admission to the Cooperative as a Class S Member, and shall meet and maintain the following eligibility

---

[1] Classes must comply with CULCAA 7.58.501 to 517.

requirements to be in good standing:

1. Be a Class S member in good standing;
2. Purchase a Class S voting share in the Cooperative at the price set by the Board ("*Class S Membership Share*");
3. Sign a Class S membership agreement, and undertake patronage responsibilities and   privileges described in the membership agreement, these bylaws, or policies adopted by the Board from time to time;
4. Timely pay any annual membership fees imposed by the Board of Directors; and
5. If not a natural person, designate a natural person over the age of eighteen (18) to be the agent and representative of the Class S member for all purposes relating to membership in the Cooperative.

5.3.3. Class A Support Member (Non-Voting) (also referred to as "*Ally Member(s)*" or a "*Class A Member*"). Any person or entity may apply for admission to the Cooperative as a Class A Member, and shall meet and maintain the following eligibility requirements to be in good standing:

1. Purchase at least one Class A share in the Cooperative at the price set by the Board (the "*Class A Membership Share*"), and pay any dues or fees required by the Cooperative Board for Class S membership; and
2. Sign a Class A membership agreement, and comply with responsibilities and privileges, as prescribed by these Bylaws, any policies adopted by the Board from time to time, or by   member agreements, in order to remain a member in good standing at all times;
3. Timely pay any annual membership fees imposed by the Board of Directors; and
4. If not a natural person, designate a natural person over the age of eighteen (18) to be the agent and representative of a member for all purposes relating to membership in the Cooperative.

5.3 *Additional Classes of Membership*

The Board of Directors may establish additional categories or classes of membership, including classes of   voting and non-voting membership, and the rights, duties, and privileges of the additional classes. No class shall dilute the rights of the Class C members and all voting classes must have Class C as a membership requirement. The Board will establish membership qualifications for all classes of membership through an addendum to these bylaws adopted by the Board and shall develop a membership agreement for each class of members.

5.4 *Member Meetings*

A. **Annual Meetings.** An annual meeting of the voting members shall be held in June of each year, or as soon thereafter as is practicable at a time and place(s) scheduled by the Board of Directors.
B. **Special Meetings.** Special meetings of the voting members may be called by the Board of Directors, by the chairperson, or by the by demand in a record signed by members at the written request of not less than 10 percent of voting members. Special Meetings shall be held within 30 days of receipt of a valid request.
C. **Regular Meetings.** Regular meetings of the voting members may be held on a schedule established by the Board, provided notice of the regular meeting time/location is provided electronically to members at least 10 days before the meeting.[2]
D. **Member Consultations.** The Cooperative may hold member meetings with the intent of consulting with or offering information to members on matters for which member

---

[2] CULCAA 7-58-508

4

approval is not required. Such meetings shall not require an official member meeting or vote and no specific member notice is required for such meetings. The Cooperative may informally poll members during member consultations, and the polls shall not be binding on the Cooperative Board of Directors.

E. **Record Date.** The Board of Directors may fix in advance a record date for the purpose of certifying voting members in good standing entitled to notice of and to vote at a membership meeting 10-60 days before the date of the meeting.

F. **Notice.** Written notice of the time, place, and purposes of a voting membership meeting shall be given to voting members in good standing 10-60 days before the date of the meeting. Notice may be given by any written or electronic means designed by the Board (including, for example, e-mail, text message, or website post with notification to members).[3]

6.2 *Member Voting.*

A. **One Vote Per Member Per Class.** Each voting member in good standing is entitled to one vote on each matter submitted to the member's class for a vote. If members participate in multiple classes of membership, they are entitled to one vote on each matter submitted to each class. For example, if a natural person is both Class C Member and a Class S Member, they are entitled to one vote as a Class C member, and one vote as a Class S Member with respect to a matter for which both Class C and Class S Members are entitled to vote.

B. **Means of Voting.** Voting shall be in person or using electronic means as established by the Board to the extent authorized by law.

C. **Quorum; Percent Approval Required.** The percentage of members required for a quorum and conducting business consists of five percent of the total number of members or thirty members present at the meeting, whichever is less.[4]

D. **Voting Without a Meeting (By Email/Written Consent).**[5] Any action the members are permitted to take at an annual or special meeting, including the election of directors, may be taken without a meeting if written consents, setting forth the action taken, are signed and dated by members, and if the members holding membership interests having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all of the membership interests entitled to vote thereon were present and voted consent to the action in a record.

The Cooperative shall give prompt notice of any corporate action taken without a meeting by less than unanimous written consent to those members that did not consent to the action in writing.

E. **Voting Without a Meeting (By Ballot).**[6] Any action the members are permitted to take at an annual or special meeting, including the election of directors, may be taken without a meeting if the Board provides a ballot to each member that is entitled to vote on the action in the same manner by which the member is entitled to receive a notice of meeting under this Article. The ballot shall set forth each proposed action; provide an opportunity to vote for or against each proposed action; and specify a time by which the ballot must be returned (20-60 days after the date the ballot was provided to the member). An action is considered approved by the members by ballot if the total number of votes cast in ballots received by the Cooperative by the time specified in the ballots equals or exceeds the quorum required to be present at a meeting to take the action, and the number of favorable votes equals or exceeds the number of votes that would be required to approve the action at a meeting at which the number of votes cast by members present was the same as the number of

---

[3] CULCAA 7-58-508
[4] CULCAA 7-58-510
[5] CULCAA 7-58-516
[6] See CULCAA 7.58.516

5

votes cast by ballot. An invalid ballot or an abstention does not constitute a vote cast on that action.

6.3 *Meeting by Telephone or Similar Equipment.*

A member may participate in a membership meeting by conference telephone or any similar communications equipment through which all persons participating in the meeting can hear each other, if such equipment is made available at the discretion of the Board of Directors. Participation in a meeting pursuant to this section constitutes presence in person at the meeting.

6.4 *Conduct of Meetings*

The Board may adopt from time to time rules or guidelines for member meeting procedures, as long as the procedures are not in conflict with any provision of these bylaws or the articles of incorporation. The purpose of the rules will be to: (a) facilitate participation and learning by all meeting participants; and (b) enable efficient meeting process and decision making. The failure of the Board to follow any specific meeting procedure will not invalidate the member action unless the error or omission was made in bad faith.

6.5 *Electronic Notice and Voting*

Any other provision of the bylaws notwithstanding, the Board is authorized to provide for notice, voting, communication, and any other action by an electronic means to the fullest extent permitted by law. Further, the Board may organize and take membership votes on any matter through electronic communication or electronic or other written ballot to the fullest extent permitted by law.

ARTICLE 6. MEMBER'S INTEREST AND TRANSFERABILITY

6.1 *Patron-Member Rights and Privileges*

Members who hold patron-member shares (such as Class C or Class S) are the only voting members of the Cooperative. Patron-Members have such rights, duties, and privileges as prescribed by these Bylaws, any policies adopted by the Board from time to time, or any patron-member agreements entered into by the Cooperative with patrons. Patron-members in good standing have the right to receive copies of the bylaws and review financials at annual meetings and at other times to the extent permitted by the Board or otherwise required by law.

6.2 *Membership Applications and Agreements*

The Board of Directors will develop the criteria for each class of membership, including a minimum of the criteria described above, and a membership application and agreement. The Board of Directors has discretion to review and approve applicants prior to membership becoming effective, upon a determination that the applicant meets membership criteria for the requested membership class. The Board may determine that member status is pending but not yet in good standing until the time the Board approves the application for membership, payment for the common and/or preferred share(s) in immediately available funds, and the Member executes any agreements required by the Board.

6.3 *Membership Share Certificates*

Each member shall be provided a share certificate or certificates setting forth the initial member capital of the member and providing information required by law.[7] The share

---

[7] CULCAA 7.58.601

certificate may be in electronic format to the extent authorized by law.

6.4 *Resignation; Suspension; Termination of Membership*
A. **Resignation.** Any Member in good standing may resign their membership by filing a written resignation with the Secretary of the Cooperative. Resignation shall not relieve the resigning Member of the obligation to pay any fees, assessments, or other charges accrued and due or past due but unpaid. Any member holding a lease shall not be relieved of their obligations under the lease unless and until another person or entity approved by the Board of Directors assumes all rights and responsibilities of the member under the lease.
B. **Suspension; Conversion; Termination.** The Board of Directors may determine that any member is not in good standing where a member is in violation of any provisions of these bylaws, the articles of the incorporation, a membership agreement, or other membership requirements lawfully imposed by the Board of Directors. The Board of Directors may temporarily suspend a member's "good standing" status based on a good faith belief that the member is not in good standing and pending a timely investigation and hearing as described in this paragraph. Before determining that a member is not in good standing, the Board of Directors shall hold a hearing where the member is provided notice and the opportunity to respond to the evidence that the member is not in good standing. After such hearing, the Cooperative may permanently suspend such holder's rights as a member, including voting rights, and terminate the membership. Reasonable determinations of the Board of Directors as to original or continued eligibility of a member to hold shares shall be final and conclusive.
C. **Repurchase Shares.** When a membership terminates, by resignation or termination, the Cooperative shall repurchase the member's share of Class C membership, subject to applicable sections of these bylaws. The holder shall return to the Cooperative the certificate evidencing the holder's share of membership. If such holder fails to deliver the certificate, the Cooperative may cancel such certificate on its books and records, and the certificate is then null and void.
D. **Rights of Member.** Once resignation, suspension, or termination is effective, a resigned, suspended, or terminated member shall have no rights or privileges on account of any share held, nor vote or voice in the management or affairs of the Cooperative other than the right to participate in accordance with law in case of dissolution, except as expressly provided in these bylaws or a written agreement between the member and the Cooperative. A member with an outstanding investment certificate will retain the financial rights described in the investment agreement.

6.5 *Membership Interest Purchase*
A member's share/s may be repurchased at the price for which it was issued, or book value if less, by the Cooperative following the resignation or termination of a member, subject to the terms herein.

A. The Cooperative shall repurchase the shares of a resigned member when practicable, in considering the financial interests of the Cooperative, and only to the extent the Cooperative's annual revenue exceeds its annual expenses, costs, debt service, other liabilities, taxes, dividends or allocations, as determined in the sole discretion of the Cooperative.
B. Class C Membership Shares with book value that are not repurchased will be canceled and the value represented reclassified to a non-voting capital credit equity account to be redeemed at a later date at the sole discretion of the Board of Directors when the financial position of the Cooperative would allow such redemption. No terminated Class C Member shall have any legal right to demand or

7

otherwise be entitled to the repurchase of their membership shares.

C. All other membership shares shall be purchased at the discretion of the Board of Directors and subject to the terms of the membership agreement for the relevant share class. The Board shall consider the best financial interests of the Cooperative in deciding when to repurchase shares.

6.6 *Transfer of Membership*
Membership in the Cooperative is non-transferable except as permitted by these bylaws, a membership agreement, or board policy. Any attempt by a member to transfer, sell or assign a membership in this Cooperative except in accordance with these bylaws shall be void. In no event may an interest be transferred if it would lead to a violation of securities or other applicable laws, and any such transfer is deemed invalid and void.

The following transfers of membership interest are permitted: (a) transfer of property from 1 spouse to the other spouse or from a decedent to a surviving spouse; (b) transfer to a trust in whose trustees and present beneficiaries consist only of the member or persons described in part (a); (c) transfer to a legal entity controlled by the member or under common control with the member, or transfer of an ownership interest in the member's legal entity, so long as the transfer does not result in a change in the person/s with power and authority to make decisions regarding the member's share in the Cooperative. All such transfers shall be effective only upon receipt of written notice by the Board-designated Cooperative representative and approval by the Board of Directors that it meets any applicable restrictions or requirements. Any purported transfer or any transfer that results from the operation of law shall be void and of no effect, unless consented to in writing by the Board of Directors or their designee and entered into the records of the Cooperative. If in the sole discretion of the Board of directors, membership is at any time held by any person or entity not otherwise eligible to hold the same, the Board of directors may in its sole discretion, either redeem the proceeds of such membership interest, including any unredeemed notices of allocation, or transfer such membership interest to a non membership equity account upon written notification to the holder thereof and the person or entity shall not be entitled to vote at the membership meeting of the Cooperative. Additional restrictions on transfer of membership interest may be defined in a membership agreement.

6.7 *Member Information*
The Cooperative Board of directors will adopt and maintain a privacy policy, and the Cooperative will comply with that policy as well as all applicable privacy laws, with respect to personal or sensitive information of the Cooperative's members. However, the list of Cooperative owners will be available to all Cooperative owners at all times, and the Board may make the list of names of Cooperative Class C membership publicly available at its discretion.

6.8 *Membership Dues.*
The Board of directors shall establish the initial dues and may establish additional annual dues for all membership classes. The billing and collection of dues shall be in a manner prescribed by the Board of Directors.

6.9 *Membership Assessments*
Membership assessments shall be permitted on a case-by-case basis with a majority approval of the members that shall be subject to the assessment, according to procedures determined by the Board.

6.10 *Membership Dividends*
Dividends, interest, or retained allocated patronage income accounts shall be paid only as

8

provided in the Cooperative's articles of incorporation, these bylaws, a membership agreement, or a board policy consistent with such documents. The Board shall determine the amounts of dividends, if any, and dividends on membership capital shall never exceed eight percent (8%) per year. The Board of Directors shall not pay dividends when the Cooperative is insolvent or when the payment of dividends would render the Cooperative insolvent; or when the declaration, payment, or distribution of a dividend would be contrary to law, the articles of incorporation, bylaws, membership agreement, or board policy.

6.11 *Patronage*
The Board shall have authority to determine the basis for measuring patronage for each class of members. A new member's allocation of the cooperative's net margins for the year in which the member became a member shall be pro-rated based on the relationship of the member's patronage of the cooperative. An existing member, which becomes a member of a distinct membership class, shall be entitled to his/her/its pro-rata share of allocations of the cooperative's net margins based on patronage as of the effective date of membership in each distinct membership class.

6.12 *Neutral Dispute Resolution Body*
As a condition of membership, members agree to submit disputes with the Cooperative to a neutral dispute resolution body identified by the Board, in a manner consistent with CULCAA. Membership in the cooperative is conditioned upon participation in good faith in the dispute resolution process authorized by this section.

ARTICLE 7. MARKETING CONTRACTS

7.1 Marketing contract
Marketing contract means a contract between the Cooperative and another person, which person need not be a patron member.
If a marketing contract provides for the sale of products, commodities, or goods to the Cooperative, the sale transfers title to the association upon delivery or at any other specific time expressly provided by the contract. A marketing contract may: (a) Authorize the Cooperative to create an enforceable security interest in the products, commodities, or goods delivered; and (b) Allow the Cooperative to sell the products, commodities, or goods delivered and pay the sales price on a pooled or other basis after deducting selling costs, processing costs, overhead, expenses, and other charges. (3) Some or all of the provisions of a marketing contract between a patron member and the Cooperative may be contained in the articles or bylaws or any amendment/attachment to them.

ARTICLE 8. BOARD OF DIRECTORS

8.1 *LaLa Gardens Cooperative Board*[8]
The business and affairs of the Cooperative shall be directed by the Board of directors ("**Board**") as described in these bylaws. The Board shall exercise all the powers of the Cooperative, except for powers reserved to members or delegated to another person, board, or committee by law, the Cooperative Articles of Incorporation, these bylaws, or other Board policy or authorization. The Board shall have authority to adopt policy and practices and enter into member agreements supplementing the provisions of these bylaws, including the rights and duties of members. The Board shall have the authority to reasonably interpret words and phrases of these bylaws, policies, and membership agreements adopted by the Board, if the terms are not otherwise defined herein.

8.2 *Qualifications*

---
[8] CULCAA 7-58-801 to 7-58-823

All directors shall meet the following qualifications:

- A. Natural person at least 18 years of age;
- B. Class C Member in good standing with the Cooperative, and a member in good standing of any specific class the member represents;
- C. A director may be an officer or employee of the Cooperative;
- D. Support the mission and purposes of the Cooperative;
- E. Attend Cooperative events and participate in activities;
- F. Perform the Director's duties and work in collaboration with all board directors in good faith; and
- G. Agree to, sign as needed and follow Cooperative policies and procedures.

8.3 *Board Members.*

The Board shall include at least 3 directors, with the number determined by the Board according to these bylaws and with a majority of the board being elected exclusively by patron members. The Board shall determine a procedure for nomination and voting of board positions. The Board shall include the following positions:

- A. The number of directors that must be Class S members may not be fewer than 1, if there are two or three directors;
- B. 2 seats shall be reserved for representatives elected by the Class S Patron-Members ("Class T Representatives"), if there are four or five directors.
- C. 3 seats shall be reserved for representatives elected by the Class C Patron-Members (Class C Representatives), if there are six to eight directors.
- D. In addition to the elected board positions, the Board will ensure potential classes are represented by the Board when the need arises.

8.4 *Initial Board*

In the initial design and construction phases of the cooperative, there shall be an initial interim board. The organizers shall appoint members to the initial interim Board of directors, which may appoint additional members (collectively, the "Initial Board."), to serve until the first annual meeting of the Cooperative when members will elect a Board in accordance with these bylaws. In general, the term of a director expires at the annual members meeting following the director's election or appointment.[9]

8.5 *Compensation*

The Board of directors may set the remuneration of directors and of non-director committee members for services rendered to the Cooperative.[10] The Board may also adopt policies providing for reasonable reimbursement of directors for expenses incurred in conjunction with carrying out Board responsibilities, such as travel expenses to attend Board meetings. directors are not restricted from being remunerated for service on the board or for professional services so long as the remuneration is reasonable and fair to the corporation and is reviewed and approved in accordance with any applicable conflict of Interest policy and state or federal law.

8.6 *Resignation; Removal; Vacancy.*

Any director may resign at any time by providing written notice to the Organization, to be effective immediately or at a later time designated in the notice. The Board shall suspend the voting authority of any director who the Board determines no longer meets the qualifications in these bylaws until a member vote can be held on the removal of the director. Any director may be removed with or without cause if the votes in favor of removal are equal to or greater than the votes required to elect the director. Upon receipt

---

[9] CULCAA 7-58-805
[10] CULCAA 7-58-810

10

of a petition for removal of a director, an officer of the association or the Board of directors shall call a special meeting of members to be held.

8.7 *Annual Board Meeting.*
An annual meeting of the Board shall be held each year as soon as practicable after the annual membership meeting. If the annual meeting is not held at that time, the Board shall cause the meeting to be held as soon thereafter as is convenient.

8.8 *Regular and Special Meetings.*
The Board may permit directors to attend or conduct board meetings through the use of any means of communication if all directors attending the meeting can communicate with each other during the meeting.[11] Regular meetings of the Board of Directors may be held at the time and place as determined by a Board resolution without notice other than the resolution. Special meetings of the Board may be called by the chairperson or any two directors at a time and place as determined by those persons authorized to call special meetings. Notice of the time and place of special meetings shall be given to each Director in any manner at least three days before the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice for that meeting. Notices may be delivered electronically to the fullest extent permitted by law.

8.9 *Waiver of Notice.*
The attendance of a director at a Board meeting shall constitute a waiver of notice of the meeting, except where a director immediately notifies the Board upon the director's arrival that the director is attending the meeting for the express purpose of objecting to the sufficiency of notice.

8.10 *Action without meeting.*
Any action that may be taken by a board of directors may be taken without a meeting if each director consents in a record to the action specifying the effective date or time of the action. Consent may be withdrawn by a director in a record at any time before the Cooperative receives consent from all directors as established under CULCAA 7-58-812.

8.11 *Quorum.*
A majority of the total number of directors specified by the articles or bylaws constitutes a quorum for a meeting of the directors.[12] If a quorum of the Board of directors is present at the beginning of a meeting, any action taken by the directors present is valid even if withdrawal of directors originally present results in the number of directors being fewer than the number required for a quorum. Actions voted on by a majority of directors present at a meeting where a quorum is present shall constitute authorized actions of the Board.

8.12 *Committees; General Powers.*
The Board may designate one or more committees and subcommittees, as defined in the Colorado Limited Cooperative Association Act 7-58-817. Committees may include one or more Directors as well as individuals who are not Directors. An individual who is not a director and is serving on a committee has, with respect to the subject matter of the committee, the same rights, duties, and obligations as a director serving on the committee.
Subject to the oversight responsibility of the Board, each committee of the Cooperative may exercise the powers delegated to it by the Board, but a committee may not: (a) approve allocations or distributions except according to a formula or method prescribed by

---

[11] CULCAA 7-58-811
[12] CULCAA 7-58-815.

the board of directors; (b) approve or propose to members action requiring approval of member; or (c) fill vacancies on the board of directors or any of its committees.[13]

8.13 *Appointment and authority of officers.*

The Board shall appoint the officers of the limited cooperative association. Officers of the Cooperative shall perform the duties the articles and bylaws prescribe or as authorized by the Board of directors in a manner not inconsistent with the articles and bylaws. The election or appointment of an officer of the Cooperative does not of itself create a contract between the association and the officer. An individual may simultaneously hold more than one office in the Cooperative.

8.13 *Duties of Officers.*

The officers of the Cooperative shall be appointed by the Board. All duties of officers are subject to the authority of the Board to delegate any specific power to another officer, director, employee, or volunteer of the Organization, in a manner consistent with law, and to assign officers additional duties.

8.14 *Officers - Term of Office; Removal or Resignation; Vacancy.*

The officers serve 1-year terms and may be appointed to additional terms. One person may hold two or more Board offices, but no Board officer may act in more than one capacity where action of two or more officers is required. An officer may resign at any time by providing written notice to the Cooperative. Notice of resignation is effective on receipt or at a later time designated in the notice. An officer appointed by the Board may be removed with or without cause by vote of a majority of the Board. A vacancy in any office shall be filled by the Board to complete the term of the officer they are replacing. No one person may hold an office more than 6 consecutive years in one position.

ARTICLE 9. INDEMNIFICATION

9.1 Indemnification.[14]

Indemnification of an individual who has incurred liability or is a party, or is threatened to be made a party, to litigation because of the performance of a duty to, or activity on behalf of, a limited cooperative association is governed by the "Colorado Business Corporation Act", articles 101 to 117 of title 7. The Cooperative may purchase and maintain insurance on behalf of any individual against liability asserted against or incurred by the individual to the same extent and subject to the same conditions as provided by the "Colorado Business Corporation Act", articles 101 to 117 of title 7.

9.2 Authority to Determine That Indemnification Is Proper

The Cooperative's decisions regarding whether indemnification is proper and the extent to which indemnification is proper shall be made in one of the following ways, or other manner authorized by statute:

A. By a majority vote of a quorum of the Board that consists of Directors who are not parties or threatened to be made parties to the action, suit, or proceeding;

B. If the Board is unable to obtain a quorum under subdivision (a), by majority vote of a committee appointed by the Board that consists of at least 2 directors who are not at the time parties or threatened to be made parties to the action, suit, or proceeding (all Directors may participate in designating the committee); or

C. By independent legal counsel in a written opinion.

---

[13] CULCAA 7-58-817
[14] CULCAA 7-58-901

12

9.3 *Former Members, Directors, and Officers*
The indemnification provided in this article continues for a person who has ceased to be a member, Director or officer and shall inure to the benefit of the heirs, executors, and administrators of that person, to the extent related to the performance of the duties for the Corporation.

ARTICLE 10. COOPERATIVE PLAN OF ACTION

10.1 *Operation at Cost*
The Cooperative shall at all times be operated on a cooperative, facility, product, and service-at-cost basis for the mutual benefit of its members/patrons. The Cooperative may accumulate only such capital, reserves and other financial assets as are determined by the Board to be necessary and prudent to the ongoing operation of the Cooperative's business, to include the requirements of the Cooperative's annual operating budget, and strategic and capital plans.

10.2 *Operating Budget and Determination of Annual Membership Fees*
The Board may adopt each year an annual operating budget to plan for the year's revenues and operating expenses of the Cooperative, which may include determination of annual membership fees imposed in accordance with applicable law.

10.3 *Per Unit Retains*
Each member also agrees to provide capital in such amounts as determined by the Board of Directors based on per unit patronage with the Cooperative. Such per-unit retains shall be allocated to the member's capital credit account.

10.4 *Annual Determination of Net Profit or Loss, Allocation Units, Reserves* Within a reasonable time after the end of each fiscal year, the Board shall determine the net earnings (net margin) of the Cooperative for said fiscal year, which determination shall be made in accordance with generally accepted accounting principles and practices, or otherwise as the Board may direct upon the advice of the Cooperative's accountant or other professional advisor.

Non-patronage income is income coming from non-member patrons or income from all patrons designated not to be patronage income. The non-patronage income of the Cooperative shall be its gross receipts derived from all sources which under law do not qualify as patronage income, less all expenses properly attributable to the production of such non-patronage sourced income and all income taxes payable on such receipts by the Cooperative.

The net earnings of the Cooperative for said year from non-patronage income, after payment of applicable income taxes, will be retained by the Cooperative as unallocated reserves or surplus except as stated below. If there are no net earnings on such non-patronage business, or if such retained net earnings are insufficient to provide for reasonable reserves for necessary purposes of the Cooperative, as determined by the Board of Directors, then reasonable reserves may be set aside by the Board from the net earnings on business done with or for member/patrons.

The Board of Directors may distribute non-patronage net income in any amount at its discretion to patron-members of the Cooperative on the basis of their patronage business with the Cooperative for the distribution year. Such distributions shall be treated as regular Cooperative dividends paid on a patronage basis and, therefore, are not deductible for tax purposes by the Cooperative.

13

10.5 *Patronage Refunds from Net Patronage Income, Patronage Business Base* If, after paying all costs and making reasonable additions to capital reserves (if required in the judgment of the Board of Directors), there is net profit on a book basis for the year from the Cooperative's services to and business with member/patrons, the Cooperative shall be obligated to pay patronage refunds (patronage dividends) from the net patronage earnings (net margin) at the end of each fiscal year. Such patronage refunds shall be computed on a book basis based on allocation units specified by the Board of Directors and/or these bylaws.

10.6 *Declaration and Notice of Patronage Refunds*
The Cooperative shall, within 8.5 months after the close of each fiscal year, declare and pay any available patronage refund as required by these bylaws and shall notify each member/patron whose business generated the refund thereof. The patronage notice shall be in the form of a written notice of allocation or a per-unit retain certificate (as those terms are used in Subchapter T of the Internal Revenue Code) or other appropriate document. Patronage refunds may be paid part in cash and part in allocated patronage income credits which shall be accounted for on the Cooperative's books and records in an equity capital account for each member receiving such an allocation. The Board shall have full discretion to issue such notices and certificates in either "qualified" or "nonqualified" form, as permitted by the Internal Revenue Code and other applicable law.

10.7 *Consent Provision.*
Each person or entity that hereinafter obtains and retains common membership in this Cooperative shall, by such act alone, consent that the amount of any distributions with respect to the member's patronage which are made in written notices of allocation and per-unit retain certificates as defined in 26 U.S.C. §1388, and received by the Member from the Cooperative, will be taken into account by the Member at their stated dollar amounts in the manner provided in 26 U.S.C. §1385(a) in the taxable year in which such written notices of allocation and per-unit retain certificates are received; provided, however, that this consent shall not extend to written notices of allocation and per-unit retain certificates clearly denominated on their face to be "nonqualified".

10.8 *Net Patronage Loss, Apportionment*
If the Cooperative suffers a net loss during any year on business conducted with or for members and non-member contract patrons ("patronage loss"), such loss may be carried forward to be offset by net patronage income in future years, or the Board shall have full authority to apportion such loss among the member/patrons during the year of loss so that such loss will, to the extent practicable, be borne by those who are member/patrons in the loss year on an equitable basis.

If apportioned to member/patrons the apportioned net patronage loss will be applied to reduce each member/patron's equity capital accounts. If a member/patron has inadequate balances in their equity capital accounts to cover the loss such unapplied loss allocation will be carried forward and deducted from future year retained profit allocations to the member.

In the event of a patronage loss in one or more departments or divisions of operation of this Cooperative, but not so much as to cause an overall loss for the fiscal year, such loss or losses may be prorated against each of the remaining profitable departments or divisions on the basis of their respective percentage of the net earnings (net margin) during the fiscal year.

10.9 *Non-Patronage Losses*
If in any fiscal year the Cooperative shall incur a loss other than on patronage operations

14

("non patronage loss"), such loss shall be charged against any unallocated surplus accumulated from non patronage earnings in prior years. If the loss exceeds available unallocated surplus the net deficit will be carried forward and made up from non-patronage income in future years. The Board of Directors has authority to take any other action within the bounds of operation on a cooperative basis to address accumulated non-patronage deficits.

10.10 *Gain or Loss on Facilitative Assets*
The Board shall have the discretion to determine whether gains and losses from sales or other disposition of capital assets used in the operations of the Cooperative (facilitative assets) will be treated as patronage or non-patronage transactions, based upon whether the disposed asset will be replaced or other assets acquired (treat as non-patronage income) or if the proceeds are available for distribution to eligible patrons (treat as patronage income). In making its decision, the Board shall consider the nature of the asset, whether the proceeds will be used to replace the asset disposed of, the records of patron use of the assets that are available, current IRS requirements and any other relevant factors.

10.11 *Lien*
Unless otherwise agreed to by the Cooperative in writing, as authorized by the Board of Directors, this Cooperative shall have a first lien upon and security interest in all capital accounts, shares, certificates, debentures, allocated reserves, written notices of allocation and other property, shown or recorded in the name of any holder thereof, for such member/patron's debts, liabilities and obligations owing to the Cooperative, which lien and security interest shall extend to all accruals thereon. The holder agrees to execute such financing statements or other documents or to take such other steps as may reasonably be requested by the Cooperative in order to perfect the Cooperative's security interest.
This Cooperative shall also have the right, exercisable at the option of the Board, to set off such indebtedness against the amount of such shares, certificates, debentures, allocated reserves, written notices of all allocation, or other interests standing on its books; provided, however, that nothing contained herein shall give the holder thereof any right to have such set off made.

10.12 *Capital Plan*
The Board may adopt a capital plan, which shall be reviewed at least annually thereafter, to establish and provide for the capital needs of the Cooperative, including the financial requirements of the Cooperative's annual operating budget and strategic plans. The Capital Plan shall establish a base amount of capital, and the method and amount of equitable contribution(s) of capital required of member/patrons or retention from operating income as reserves. If capital is accumulated in excess of the amount provided for in the Capital Plan, such excess shall be returned to members/patrons on an equitable basis.

10.13 *Investment Certificates.*
The Cooperative may offer to its voting or non voting members or to the general public any form of nonvoting investment certificate or bond that may bear interest or dividends as provided by the Board, subject to the limits in these bylaws, and pursuant to applicable laws.

10.14 *Fiscal Year*
The fiscal year of this Cooperative shall be the calendar year.

ARTICLE 11. DISSOCIATION[15]

11.1 Dissociation

A member has the power to dissociate at any time, rightfully or wrongfully, by notice in a record. A member's dissociation from the Cooperative is wrongful only if the dissociation: (a) Breaches an express provision of the articles or bylaws; or (b) Occurs before the termination of the limited cooperative association and: (i) The person is expelled as a member under paragraph (c) or (d) of subsection (4) of Section 7-58-1101; or (ii) In the case of a person that is not an individual, trust other than a business trust, or estate, the person is expelled or otherwise dissociated as a member because it dissolved or terminated in bad faith.

Unless the articles or bylaws otherwise provide, a person that wrongfully dissociates as a member is liable to the Cooperative for damages caused by the dissociation. The liability is in addition to any other debt, obligation, or liability of the person to the association.

ARTICLE 12. DISSOLUTION[16]

12.1 Dissolution

All causes for dissolution-winding up, voluntary dissolution, judicial dissolution, voluntary dissolution by the board and members shall be pursuant to Part 12 of CULCAA.

July 18,2022

Christina Trout

_____
Christina Trout

ID: 99-179-0675 (CO DL)

Leah Gibbons

_____
Leah V. Gibbons

ID:D0943659 (AZ DL)

Neil Takemoto

_____
Neil Takemoto

ID:

---

15 CULCAA 7-58-1101

16 CULCAA 7-58-1201 to 1210

16





Signature Certificate

Reference number: GVCDA-TNMJ7-ASCQV-HQ6TD

Signer	Timestamp	Signature

Neil Takemoto

Email: neil@crowdsourceplaces.com

Sent:	18 Jul 2022 16:48:59 UTC	
Viewed:	18 Jul 2022 16:58:40 UTC	
Signed:	18 Jul 2022 17:32:29 UTC	

Neil Takemoto

Recipient Verification:

✔Email verified — 18 Jul 2022 16:58:40 UTC

IP address: 38.42.2.109
Location: Washington, United States

Leah Gibbons

Email: leah.v.gibbons@gmail.com

Sent:	18 Jul 2022 16:48:59 UTC	
Viewed:	18 Jul 2022 18:28:23 UTC	
Signed:	18 Jul 2022 18:34:40 UTC	

Leah Gibbons

Recipient Verification:

✔Email verified — 18 Jul 2022 18:28:23 UTC

IP address: 172.58.159.119
Location: Charlotte, United States

Christina Trout

Email: trout.christina@gmail.com
Shared via link

Sent:	18 Jul 2022 16:48:59 UTC	
Viewed:	19 Jul 2022 16:11:30 UTC	
Signed:	19 Jul 2022 18:09:56 UTC	

Christina Trout

IP address: 96.60.233.195
Location: Johnstown, United States

Document completed by all parties on:
19 Jul 2022 18:09:56 UTC

Page 1 of 1

Signed with PandaDoc

PandaDoc is a document workflow and certified eSignature solution trusted by 30,000+ companies worldwide.